Exhibit 99.2
Glass House Brands Announces Warrant Redemption Notice
LONG BEACH, Calif. and TORONTO, April 28, 2026 — Glass House Brands Inc. ("Glass House") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF) today announced that it has delivered a notice of redemption, dated April 28, 2026, with respect to the warrants (the "Warrants") outstanding under the warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the "Warrant Agency Agreement").
There are currently 30,664,500 Warrants outstanding, each exercisable for one equity share (each, a “Share”) of the Company at an exercise price of US$11.50 per Share. The outstanding Warrants will be redeemed on May 28, 2026 in accordance with Section 3.4 (1) of the Warrant Agency Agreement at a redemption price of .011826 Shares per Warrant (the “Redemption Shares”). If the Company had not taken any action, the outstanding Warrants would have expired on June 29, 2026.
The last reported sales price of the Shares on the trading day immediately preceding the notice of redemption was $10.46.
No fractional Shares will be issued upon redemption of the Warrants and the number of Shares delivered to each holder of Warrants on the Redemption Date will be rounded down to the nearest whole number.
If a holder of Warrants wishes to exercise its warrants, it must do so in accordance with the terms thereof prior to 5:00 PM (Toronto time) on the business day immediately preceding the Redemption Date.
On and after the Redemption Date, holders of Warrants shall have no further rights except to receive Redemption Shares in accordance with the Warrant Agency Agreement.
A Copy of the Warrant Agency Agreement, including the redemption terms, is available under the Company’s Profile on SEDAR+ at www.sedarplus.ca.
The Warrants are listed on CBOE Canada.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”,

“continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the completion of the proposed joint venture with Vireo and the anticipated benefits thereof . All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724 6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com